EXHIBIT (a)(33)

                                                                    NEWS RELEASE

                               Contact:   Michelle Hards
                                          (419) 535-4636
                                          michelle.hards@dana.com

                      DANA CORPORATION'S BOARD OF DIRECTORS
                     REJECTS REVISED OFFER FROM ARVINMERITOR

               o Fundamental Antitrust Barriers
               o Lack of Financing for Offer

         TOLEDO, OHIO, NOVEMBER 23, 2003 -- Dana Corporation (NYSE: DCN) today announced that its Board of Directors has unanimously rejected the recently revised tender offer from ArvinMeritor, Inc. (NYSE: ARM) after a thorough review and consultation with its legal and financial advisors.

         After the Board reached its determination, the following letter was sent to Mr. Larry D. Yost, Chairman and Chief Executive Officer of ArvinMeritor:

                                               November 23, 2003

         Mr. Larry D. Yost
         Chairman and CEO
         ArvinMeritor, Inc.
         2135 West Maple Road
         Troy, Michigan 48084

         Dear Mr. Yost:

         This will respond to your letter of November 17th.

         The Dana Board of Directors has given the proposal set forth in your letter a full, fair and objective review. It has unanimously concluded that pursuing the highly conditional proposed transaction between ArvinMeritor and Dana would not be in the best interests of Dana or its shareholders.

         Very truly yours,

         Glen H. Hiner
         Acting Chairman of the Board and
         Chairman of the Committee of Independent Directors

         The Board of Directors also approved the following letter to the company's shareholders:

                                               November 23, 2003

         Dear Fellow Shareholders:

         On November 17, 2003, ArvinMeritor issued a press release stating that it was increasing its tender offer to $18 per share. ArvinMeritor also said that this was its "final offer" to Dana and that it will "terminate its tender offer at 5 p.m. (EST) on Tuesday, Dec. 2, 2003, unless [the Dana] board agrees to begin negotiating a definitive merger agreement in good faith by that date."

         After a thorough review process, the Committee of Independent Directors and the Board of Directors have unanimously determined that it is not in the best interests of Dana or our shareholders to accept such a proposal and we have so informed ArvinMeritor.

         This decision by the Board was made after extensive review and consultation with its legal and financial advisors. It is based, in part, on our belief that, as compared with achieving the objectives of our present business plan, the value being offered by ArvinMeritor -- even if it were obtainable -- is neither attractive nor compelling. Equally important, the Board noted that the offer continues to be conditioned on regulatory clearance and financing and that ArvinMeritor, over the last four months since it first made its proposal, has failed to show any tangible progress towards resolving the fundamental antitrust barriers that exist and the lack of financing for its offer.

         Indeed, our financial advisors have advised us that there are very substantial risks and uncertainties with respect to ArvinMeritor's ability to finance its new proposal. With regard to the antitrust hurdle, the Board believes, based upon the advice of the company's antitrust counsel and antitrust counsel's communications with the Federal Trade Commission (FTC) staff, that the FTC would likely view the proposed transaction as illegal and ArvinMeritor's divestiture proposal as insufficient to resolve the serious antitrust issues that have been raised by its proposed transaction.

         We do not believe that pursuing this unattractive and highly conditional proposed transaction is in the best interests of Dana or our shareholders. We intend to proceed with our business plan and pursue actions that we believe will enhance shareholder value. We greatly appreciate your continued support and encouragement.

         Sincerely,

         Glen H. Hiner
         Acting Chairman of the Board and
         Chairman of the Committee of Independent Directors

         Dana's shareholders, and its customers, suppliers and employees, are strongly advised to read carefully Dana's solicitation/recommendation statement regarding ArvinMeritor's tender offer, because it contains important information. Free copies of the solicitation/recommendation statement and the related amendments, which have been filed by Dana with the Securities and Exchange Commission, are available at the SEC's web site at www.sec.gov, or at the Dana web site at www.dana.com, and also by directing requests to Dana's Investor Relations Department or Dana's information agent, D.F. King & Co., Inc., at 1-800-901-0068.

         Statements made in this release indicating Dana's, the Board of Directors', the Committee of Independent Directors' or management's intentions, beliefs, expectations or predictions for the future are forward-looking statements. These statements are only predictions and may differ materially from actual or future events or results. Such forward-looking statements are not guarantees of future performance and may involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied. Such risks and uncertainties include, without limitation, global and regional economic conditions, business conditions in the overall automotive industry, the cost and timing of Dana's repositioning plan implementation and the ability to implement and the success of any actions to enhance shareholder value. They also include other factors discussed herein and those detailed from time to time in Dana's filings with the Securities and Exchange Commission.

         Dana is a global leader in the design, engineering, and manufacture of value-added products and systems for automotive, commercial, and off-highway vehicle manufacturers and their related aftermarkets. The company employs approximately 60,000 people worldwide. Founded in 1904 and based in Toledo, Ohio, Dana operates hundreds of technology, manufacturing, and customer service facilities in 30 countries. The company reported 2002 sales of $9.5 billion.